SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Continental Homes Holding Corp.
                                 (Name of Issuer)

                          Common Stock, par value $0.01
                          (Title of Class of Securities)

                                    21148C102
                                  (Cusip Number)

                                    Scott Rand
                         301 Commerce Street, Suite 2975
                             Fort Worth, Texas  76102
                                 (817) 332-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         Q Investments, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         453,050 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.2% (2)

14.      Type of Reporting Person: PN


----------------------------
(1) Represents shares obtainable upon conversion of $10,760,000 principal amount of the Issuer's 6-7/8% Convertible Subordinated Notes due 2002 (the "Bonds").

(2)      Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 7,310,980.

1.       Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         229,051 (1)(2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 3.2% (3)

14.      Type of Reporting Person: PN

----------------------------
(1) Represents shares obtainable upon conversion of $5,440,000 principal amount of the Bonds.

(2) The Bonds were purchased by Amalgamated for and on behalf of R2 Investments, LDC pursuant to an Investment Management Agreement. Upon conversion of the Bonds, Amalgamated, pursuant to such Agreement, will have sole voting and dispositive power over the shares obtainable thereby and R2 Investments, LDC will have no beneficial ownership of such shares.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 7,086,981.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Continental Homes Holding Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 7001 N. Scottsdale Road, Suite 2050, Scottsdale, Arizona 85253.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Q Investments, L.P., a Texas limited partnership ("Investments"), and Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Acme Widget, L.P., a Texas limited partnership ("Acme"), Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Investments, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

         Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties. The principal address of Amalgamated, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth,
Texas  76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

         Acme is a Texas limited partnership, the principal business of which is serving as the general partner of Investments and activities related thereto.

         Scepter is a Texas corporation, the principal business of which is serving as the general partner of both Acme and Amalgamated and activities related thereto. Raynor is the sole shareholder of Scepter; Raynor and Robert McCormick ("McCormick") are its directors; and Raynor (President) and McCormick (Vice-President) are its officers.

         Raynor's principal occupation or employment is serving as the President of Scepter and McCormick's principal occupation or employment is serving as its Vice-President.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Bonds are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)            $16,975,120 (2)

         Amalgamated         Not Applicable           Not Applicable (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

         (2) This figure represents the total amount expended by such person in purchasing the Bonds reported herein.

         (3) Amalgamated has not expended any of its funds for purchases of the Bonds reported herein. Amalgamated, however, expended $ 8,704,178 of the funds of R2 Investments, L.D.C. ("R2") to purchase the Bonds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Item 2 Persons acquired the Bonds in the ordinary course of business for investment purposes. None of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Bonds (and the Stock into which the Bonds are convertible), or to formulate other purposes, plans or proposals regarding the Issuer or the Stock and the Bonds held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Reporting Persons

         Pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of 453,050 shares obtainable upon conversion of $10,760,000 principal amount of the Bonds held by Investments, which constitutes approximately 6.2% of the 7,310,980 shares deemed to be outstanding thereunder.

         Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i), Amalgamated may be deemed to be the beneficial owner of 229,051 shares obtainable upon conversion of $5,440,000 principal amount of the Bonds held by R2, which constitutes approximately 3.2% of the 7,086,981 shares of the Stock deemed to be outstanding thereunder.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Acme may be deemed to be the beneficial owner of 453,050 shares of the Stock, which constitutes approximately 6.2% of the 7,310,980 shares of the Stock deemed to be outstanding.

         Because of its position as the sole general partner of Acme and Amalgamated, Scepter may be deemed to be the beneficial owner of 682,101 shares of the Stock, which constitutes approximately 9.0% of the 7,540,031 shares of Stock deemed to be outstanding.

         Because of his position as the President and sole shareholder of Scepter, Raynor may be deemed to be the beneficial owner of 682,101 shares of the Stock, which constitutes approximately 9.0% of the 7,540,031 shares deemed to be outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Investments (which acts through its general partner, Acme) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because it currently holds only Bonds, not Stock.

         Amalgamated (which acts through its general partner, Scepter) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because (pursuant to an Investment Management Agreement with R2) it holds only Bonds, not Stock.

         Controlling Persons

          In its capacity as the general partner of Investments, Acme (which acts through its general partner, Scepter) has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because Investments currently holds only Bonds, not Stock.

         In its capacity as the general partner of Acme and Amalgamated, Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock because Investments and Amalgamated currently hold only Bonds, not Stock.

         In his capacity as the President and sole shareholder of Scepter, Raynor has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Stock because Investments and Amalgamated currently hold only Bonds, not Stock.

         (c)

         Although none of the Reporting Persons currently own, beneficially or otherwise, any Stock (except to the extent that they may be deemed to have a beneficial interest in the Stock on account of their ownership of Bonds), during the last 60 days, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

                                  NUMBER OF SHARES
                                  PURCHASED (P)       PRICE PER
REPORTING PERSON   DATE           OR SOLD (S)         SHARE

Investments        10/03/97       26,025 (S)          $28.95
Amalgamated (1)    10/03/97        8,675 (S)          $28.95
Investments        10/07/97        8,200 (S)          $33.45
Investments        10/07/97       12,225 (S)          $33.45
Amalgamated (1)    10/07/97        4,075 (S)          $33.45
Investments        10/08/97        4,100 (S)          $33.51
Amalgamated (1)    10/08/97        4,100 (S)          $33.51
Investments        10/10/97        6,300 (S)          $35.26
Amalgamated (1)    10/10/97        2,100 (S)          $35.26
Investments        10/13/97       28,425 (S)          $34.95
Amalgamated (1)    10/13/97        9,475 (S)          $34.95
Investments        10/22/97          750 (P)          $31.68
Amalgamated (1)    10/22/97          250 (P)          $31.68
Investments        10/27/97        3,750 (P)          $31.56
Amalgamated (1)    10/27/97        1,250 (P)          $31.56
Investments        11/06/97        4,690 (P)          $30.81
Investments        11/06/97       41,795 (S)          $30.70
Amalgamated (1)    11/06/97        2,010 (P)          $30.81
Amalgamated (1)    11/06/97       25,605 (S)          $30.70
Investments        11/21/97       47,200 (S)          $32.26
Amalgamated (1)    11/21/97       20,200 (S)          $32.26
Investments        12/03/97       10,300 (S)          $33.82
Amalgamated (1)    12/03/97        4,400 (S)          $33.82
Investments        12/15/97       10,300 (S)          $34.82
Amalgamated (1)    12/15/97        4,400 (S)          $34.82
Investments        12/19/97       31,500 (S)          $39.17
Amalgamated (1)    12/19/97       13,500 (S)          $39.17
Investments        12/22/97       19,600 (P)          $39.67
Investments        12/22/97        4,200 (P)          $39.56
Amalgamated (1)    12/22/97        8,400 (P)          $39.67
Amalgamated (1)    12/22/97        1,800 (P)          $39.56
Investments        12/23/97       25,050 (S)          $39.44
Amalgamated (1)    12/23/97       10,750 (S)          $39.44
Investments        12/26/97        1,400 (S)          $39.11
Amalgamated (1)    12/26/97          600 (S)          $39.11
Investments        12/30/97       11,400 (S)          $40.50
Investments        12/30/97      126,250 (S)          $40.45
Amalgamated (1)    12/30/97        5,700 (S)          $40.50
Amalgamated (1)    12/30/97       82,150 (S)          $40.45
Investments        12/31/97        2,850 (P)          $40.61
Investments        12/31/97        4,000 (P)          $40.55
Amalgamated (1)    12/31/97        5,150 (P)          $40.61
Investments        01/06/98       25,000 (S)          $39.65
Investments        01/06/98        2,200 (S)          $39.73
Amalgamated (1)    01/06/98       12,900 (S)          $39.65
Amalgamated (1)    01/06/98        1,100 (S)          $39.73
Amalgamated (1)    01/06/98        4,000 (P)          $39.43


(1) These shares were purchased or sold by R2, which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Amalgamated.

         In addition, during the past 60 days, the Reporting Persons have purchased Bonds in over-the-counter transactions, as follows:

                                 FACE AMOUNT          PRICE PER $100
REPORTING PERSON   DATE          OF DEBENTURES        FACE AMOUNT

Investments        10/03/97      $ 750,000            $129.50
Amalgamated (1)    10/03/97      $ 250,000            $129.50
Investments        10/07/97      $ 375,000            $145.30
Investments        10/07/97      $ 250,000            $145.23
Amalgamated (1)    10/07/97      $ 125,000            $145.30
Investments        10/08/97      $ 125,000            $145.43
Amalgamated (1)    10/08/97      $ 125,000            $145.43
Investments        10/13/97      $ 750,000            $150.46
Amalgamated (1)    10/13/97      $ 250,000            $150.46
Investments        11/06/97      $1,250,000           $134.72
Amalgamated (1)    11/06/97      $ 750,000            $134.72
Investments        11/21/97      $1,400,000           $141.00
Amalgamated (1)    11/21/97      $ 600,000            $141.00
Investments        12/19/97      $ 875,000            $169.09
Amalgamated (1)    12/19/97      $ 375,000            $169.09
Investments        12/23/97      $ 700,000            $170.62
Amalgamated (1)    12/23/97      $ 300,000            $170.62
Investments        12/30/97      $3,325,000           $174.53
Investments        12/30/97      $ 300,000            $174.40
Amalgamated (1)    12/30/97      $2,175,000           $174.53
Amalgamated (1)    12/30/97      $ 150,000            $174.40
Investments        01/06/98      $ 660,000            $170.91
Amalgamated (1)    01/06/98      $ 340,000            $170.91

         (1) These Bonds were purchased by R2, which has no beneficial ownership of the same pursuant to an Investment Management Agreement with Amalgamated.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     January 7, 1998



                        Q INVESTMENTS, L.P.


                           By: Acme Widget, L.P., its
                               general partner


                             By: Sceptor Holdings, Inc., its
                                 general partner


                                By: /s/ Geoffrey Raynor
                                   Geoffrey Raynor, President



                         AMALGAMATED GADGET, L.P.


                           By: Scepter Holdings, Inc., its
                               general partner



                               By: /s/ Geoffrey Raynor
                                  Geoffrey Raynor, President

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement and Power of Attorney pursuant to Rule
              13d-1(f)(1)(iii), filed herewith.